PEBBLEBROOK HOTEL TRUST

7315 Wisconsin Avenue, Suite 1100 West

Bethesda, Maryland  20814

Via EDGAR

October 26, 2018

Josh Lobert, Esq.
Staff Attorney
Office of Real Estate and Commodities
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Pebblebrook Hotel Trust
Registration Statement on Form S-4
File No. 333-227405
Request for Acceleration

Dear Mr. Lobert:

Reference is made to the Registration Statement on Form S-4 (File No. 333-227405) filed by Pebblebrook Hotel Trust (the “Company”) with the United States Securities and Exchange Commission (the “Commission”) on September 18, 2018, as amended by Amendment No. 1 thereto, filed by the Company with the Commission on October 26, 2018 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:30 p.m., Eastern Time, on October 26, 2018, or as soon as possible thereafter, in accordance with Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended.

Please contact Mark W. Wickersham of Hunton Andrews Kurth LLP, at (804) 788-7281 or mwickersham@HuntonAK.com, with any questions concerning this letter, or if you require any additional information.  Please notify him when this request for acceleration has been granted.

Sincerely,

PEBBLEBROOK HOTEL TRUST

By:	/s/ Raymond D. Martz
Raymond D. Martz
Executive Vice President, Chief Financial Officer, Treasurer and Secretary